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Exhibit 12.1

Hemisphere Media Group, Inc.
Unaudited Computation of Ratio of Earnings to Fixed Charges
(In Thousands)

	Years Ended December 31,
	2015	2014	2013	2012	2011
Income from continuing operations before income taxes and noncontrolling interests(a)	$22,781	$14,102	$482	$17,315	$11,588
Loss attributable to noncontrolling interests before income taxes	$—	$—	$—	$—	$—
Deduct equity in earnings of equity investees	$—	$—	$—	$—	$—
Distribution of earnings from equity investees	$—	$—	$—	$5,500	$24,000
Fixed charges:
Interest expense	$12,086	$11,925	$7,240	$3,551	$3,814
Interest portion of rent expense	$—	$—	$—	$—	$—
Earnings available for fixed charges(a)	$34,867	$26,027	$7,722	$20,866	$15,402
Ratio of earnings to fixed charges	2.88	2.18	1.07	5.88	4.04
Amount by which earnings were insufficient to cover fixed charges	$—	$—	$—	$—	$—

(a)
Excludes loss on extinguishment of debt.

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  Exhibit 12.1
Hemisphere Media Group, Inc. Unaudited Computation of Ratio of Earnings to Fixed Charges (In Thousands)